Annual Report

Cover Page

Name of issuer:

WhiteClouds, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: UT
Date of organization: 1/18/2013

Physical address of issuer:

1186 E. 4600 S.
Suite 400
Ogden UT 84403

Website of issuer:

https://www.whiteclouds.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

41

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$310,522.00	$847,104.00
Cash & Cash Equivalents:	$3,043.00	$21,118.00
Accounts Receivable:	$122,955.00	$189,507.00
Short-term Debt:	$1,204,183.00	$6,808,212.00
Long-term Debt:	$1,978,519.00	$1,306,907.00
Revenues/Sales:	$2,201,273.00	$2,918,943.00
Cost of Goods Sold:	$465,621.00	$747,962.00
Taxes Paid:	$0.00	$0.00
Net Income:	($369,165.00)	($1,076,706.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

1. Name of issuer:

WhiteClouds, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>Delayed filing.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Darinda Ropelato	Retired	None	2019
Jerry Ropelato	Technology	WhiteClouds	2013
Lesa May	Accounting	WhiteClouds	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jerry Ropelato	CEO	2013
Jerry Ropelato	President	2013
Lesa May	Controller	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jerry Ropelato and Family Enterprise	40998683.0 Common Stock	64.11
Jerry Ropelato	13400352.0 Common Stock	29.59

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> While the Company believes in good faith that its business plans have a reasonable chance of success, the operations of the Company are ultimately

speculative and involve the possibility of a total loss of investment, due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand total loss of their investment.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We may face potential difficulties in obtaining outside capital from venture capital or investment firms.

Our management team has limited experience in the 3D Printing industry and has not managed a business with similar risks and challenges specific to our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, register on our web site, or otherwise communicate and interact with us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

The Company's success depends on the experience and skill of its executive officers and key employees.

Changes in employment laws or federal or state regulations could negatively impact or harm our performance.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications, products, and services.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

If we fail to maintain or expand our relationships with our suppliers and manufacturers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products and services.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

As 3D Printing technology changes, we may need to invest in additional technologies which may have an effect on our business.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Our failure to deliver high quality 3D Prints could damage our reputation and diminish demand for our products.

If we do not respond to technological changes or upgrade our technology systems, our growth prospects and results of operations could be adversely affected.

We currently obtain consumables and certain equipment parts from single or limited sources, and are subject to significant supply and pricing risks.

The Company will depend on the performance of distributors, retailers, and other resellers in promoting our products and services.

We do not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

The market for technology companies is not predictable. While we may be able to sell the company for its technology, client relationships, team or other factors, there is no guarantee that it can be sold, nor that it will become profitable, nor that it will reach an Initial Public Offering (IPO). Even if those do occur, there is no guarantee that investor returns will be positive.

We may experience substantial competition in the future from companies that have more financial capabilities and resources.

We may not have sufficient product liability insurance to cover potential damages that may arise from legal suits or litigation.

At some future date, we may be subject to healthcare PHI data and HIPAA requirements that may require additional investment, expertise, consulting expense, employee hires that may have additional risks and challenges specific to our business.

The company intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. This means that although we definitely have plans for the proceeds (focused on sales, marketing, and product development) the Company will have ultimate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. Such portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and investor may have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment.

We may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws
and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. Our securities may not be marketable in the foreseeable future.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	80,000,000	52,477,486	Yes ⌄
Preferred Stock	50,000,000	0	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	3,420,000
Options:	4,608,750

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Connect VC
Issue date	04/16/17
Amount	$1,300,000.00
Outstanding principal plus interest	$859,159.61 as of 01/30/22
Interest rate	8.0% per annum
Maturity date	05/21/19
Current with payments	Yes

Loan

Loan

Lender	Jerry Ropelato
Issue date	06/30/18
Amount	$180,000.00

Outstanding principal plus interest	$0.00 as of 01/30/22
Interest rate	0.0% per annum
Maturity date	06/30/19
Current with payments	Yes

Loan

Loan

Lender	Jerry Ropelato
Issue date	12/30/21
Amount	$1,105,374.00
Outstanding principal plus interest	$1,105,374.00 as of 01/30/22
Interest rate	0.0% per annum
Maturity date	12/31/22
Current with payments	Yes

Payments made into the company to cover expenses from 2017 to 2

Convertible Note

Issue date	03/05/18
Amount	$80,000.00
Interest rate	8.0% per annum
Discount rate	20.0%
Valuation cap	$18,000,000.00
Maturity date	03/05/20

This convertible note was with VKH Ventures. It has not yet been converted, and the loan has not been paid back.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2017	Section 4(a)(2)	Convertible Note	$321,000	General operations
7/2017	Regulation Crowdfunding	SAFE	$1,070,000	General operations
3/2018	Section 4(a)(2)	Convertible Note	$80,000	General operations
9/2018	Regulation Crowdfunding	SAFE	$228,029	General operations
8/2019	Regulation D, Rule 506(b)	Common stock	$200,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Jerry Ropelato
Amount Invested	$180,000.00
Transaction type	Loan
Issue date	06/30/18
Outstanding principal plus interest	$180,000.00 as of 07/09/18
Interest rate	0.0% per annum
Maturity date	06/30/19
Outstanding	Yes
Current with payments	Yes
Relationship	Owner

Name	Jerry Ropelato
Amount Invested	$500,000.00
Transaction type	Priced round
Issue date	01/25/13
Relationship	CEO

Name	Jerry Ropelato
Amount Invested	$2,500,000.00

Transaction type	Priced round
Issue date	05/19/13
Relationship	CEO

Name	Jerry Ropelato
Amount Invested	$600,000.00
Transaction type	Convertible note
Issue date	12/25/15
Interest rate	8.0% per annum
Discount rate	0.0%
Maturity date	12/25/17
Converted	Yes
Uncapped note	Yes
Relationship	CEO

Name	Jerry Ropelato
Amount Invested	$3,844,000.00
Transaction type	Convertible note
Issue date	01/22/16
Interest rate	8.0% per annum
Discount rate	0.0%
Maturity date	01/01/18
Converted	Yes
Uncapped note	Yes
Relationship	CEO

Name	Jerry Ropelato
Amount Invested	$321,000.00
Transaction type	Convertible note
Issue date	01/27/17
Interest rate	8.0% per annum
Discount rate	0.0%
Maturity date	01/27/19
Converted	Yes
Uncapped note	Yes
Relationship	CEO

Name	Jerry Ropelato
Amount Invested	$1,105,374.00
Transaction type	Loan
Issue date	12/30/21
Outstanding principal plus interest	$1,105,374.00 as of 01/30/22
Interest rate	0.0% per annum
Maturity date	12/31/22
Current with payments	Yes
Relationship	CEO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our 3D Printing software platform enables businesses to produce customized products for their customers like: a model brain-with-tumor based on a patient's personal MRI, a veterinary model used in pre-surgical planning for a dog with angular limb deformity, a super-sized character, or that unique trade show display. By coupling our cloud-based software platform with our full-color 3D printing facility, the options are limitless: that's why we've attracted some of the largest brands in the world.

At WhiteClouds, we know over 88% of customers want personalization in their products. That's why we make it easy for companies to create personalized and customized products, big and small—no expertise in 3D design, software, or equipment necessary. Our robust end-to-end software and dedication to quality are why we have customers ranging from medical and veterinary to gaming and retail.

Milestones

WhiteClouds, Inc. was incorporated in the State of Utah in January 2013.

Since then, we have:

- $17 MILLION in lifetime revenues. $5.6 MILLION run rate.

- Over 3,600 customers, which includes 85 Fortune 1000 companies

- Reached profitability with Gross Profit Margins of 80% - YoY average order size increased 77%

- Repeat Founder/CEO - Prior Exit of $172 Million (Purch) - CEO of the year by Utah Technology Council

- Explosive 3D Printing Industry Growth. $69 BILLION by 2025

- Raised $9.6 MILLION in funding

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $2,201,273 compared to the year ended December 31, 2019, when the Company had revenues of $2,918,943. Our gross margin was 78.85% in fiscal year 2020, compared to 74.38% in 2019.

- *Assets.* As of December 31, 2020, the Company had total assets of $310,522, including $3,043 in cash. As of December 31, 2019, the Company had $847,104 in total assets, including $21,118 in cash.

- *Net Loss.* The Company has had net losses of $369,165 and net losses of $1,076,706 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $3,182,702 for the fiscal year ended December 31, 2020 and $8,115,119 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $3,120,249 in debt, $3,200,000 in equity, $4,845,000 in convertibles, and $1,070,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 2 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

WhiteClouds, Inc. cash in hand is $142,663, as of February 2022. Over the last three months, revenues have averaged $463,090/month, cost of goods sold has averaged $71,063/month, and operational expenses have averaged $257,186/month, for an average net margin of $134,841 per month. Our intent is to be profitable in 3 months.

There are no material changes or trends since the last date of the financials 12/31/2020.

In 3-6 months, we expect our revenues to be $535,000 per month and expenses to be about $360,000. Cost-of-goods sold should remain the same at 25% which is $133,750.

We are currently EBITDA positive. Funding will help purchase much-needed

We are currently [...] positive. Funding will help purchase much-needed inventory, new equipment, and expansion in sales and marketing.

We currently do not have any other sources of capital to rely on outside of this Offering and company-generated sales.

Projections mentioned above are forward-looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of credit to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jerry Ropelato, certify that:

(1) the financial statements of WhiteClouds, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of WhiteClouds, Inc. included in this Form reflects accurately the information reported on the tax return for WhiteClouds, Inc. filed for the most recently completed fiscal year.

Jerry Ropelato
Technology

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include: (a) a description of the material content of such information; (b) a description of the format in which such disclosure is presented; and (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website. no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.whiteclouds.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan
Appendix C: Financial Statements

Financials 1

Financials 1

Appendix D: Director & Officer Work History

    Darinda Ropelato
    Jerry Ropelato
    Lesa May

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Early Bird SAFE (Simple Agreement for Future Equity)

    SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Darinda Ropelato

    Jerry Ropelato

    Lesa May

  Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

WhiteClouds, Inc.

By

Jerry Ropelato
_____
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement *has been signed by the following persons in the capacities and on the dates indicated.*

_____
Lesa May
Controller
3/18/2022

_____
Jerry Ropelato
CEO
3/2/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.